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Washington, DC 20549
Attn: Yolanda Guobadia and Gus Rodriguez

Re:	Frontier Group Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2025

Filed on February 18, 2026

File No. 001-40304

To the addressees set forth above:

This letter is submitted on behalf of Frontier Group Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing of the Company, as set forth in your letter to the Company dated March 17, 2026 (the “Comment Letter”).

This letter confirms our telephone conversation with Yolanda Guobadia on March 27, 2026 regarding the Company’s request for a 10 business day extension from the initial response deadline of March 31, 2026 to respond to the Comment Letter. The Company currently expects to respond to the Comment Letter on or about April 14, 2026.

Please do not hesitate to contact the undersigned at (202) 637-2113 or by email at Jessica.Lennon@lw.com if you have any questions regarding this letter.

Sincerely,

/s/ Jessica Lennon
Jessica L. Lennon of Latham & Watkins LLP

cc:	James Dempsey, Frontier Group Holdings, Inc.

Mark Mitchell, Frontier Group Holdings, Inc.

Josh Wetzel, Frontier Group Holdings, Inc.

Howard Diamond, Frontier Group Holdings, Inc.

Brian Miller, Latham & Watkins LLP